Exhibit 18

TRATON signs merger agreement with Navistar International Corporation

Munich, 7 November 2020 – Today, TRATON SE („TRATON“) has signed a binding merger agreement with the US truck manufacturer Navistar International Corporation („Navistar“), in which TRATON already holds a stake of approximately 16.7%. Under the merger agreement, TRATON will acquire all common shares in Navistar not already held by TRATON for a price of USD 44.50 per Navistar common share. The executive board and the supervisory board of TRATON as well as the boards of Volkswagen Aktiengesellschaft have approved the transaction.

The board of directors of Navistar has approved the conclusion of the merger agreement. The closing of the transaction, which is expected to take place mid 2021, is subject to, inter alia, the approval of the merger agreement by the shareholders' meeting of Navistar and further closing conditions, in particular the receipt of the necessary regulatory approvals.

Contact:

Rolf Woller

Head of Treasury and Investor Relations

T +49 162 172 33 62

rolf.woller@traton.com

TRATON SE

Dachauer Str. 641

80995 Munich, Germany

www.traton.com